COLUMBIA SQUARE
555 THIRTEENTH STREET, N.W.
WASHINGTON, DC 20004-1109
TEL (202) 637-5600
FAX (202) 637-5910
WWW.HHLAW.COM

October 31, 2005

BY EDGAR AND HAND DELIVERY

Ms. Karen J. Garnett

Mr. Geoffrey M. Ossias

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Republic Property Trust
Registration Statement on Form S-11
Filed on September 26, 2005
File No. 333-128554

Dear Ms. Garnett and Mr. Ossias:

On behalf of Republic Property Trust, in connection with the proposed public offering of Republic Property Trust’s common shares, we have electronically transmitted under separate cover, pursuant to Regulation S-T promulgated by the Securities and Exchange Commission, Amendment No. 1 to the Registration Statement on Form S-11 (File No. 333-128554), including exhibits, for filing under the Securities Act of 1933, as amended, which has been marked to show changes from Republic Property Trust’s initial filing of the Registration Statement on September 26, 2005.

The changes reflected in Amendment No. 1 to the Registration Statement include those made in response to the comments of the Staff of the Securities and Exchange Commission set forth in the Staff’s comment letter dated October 24, 2005 (the “October 24th Letter”), as well as other revisions and updates, including updated financial statements for the nine-month period ended September 30, 2005.

Set forth below are Republic Property Trust’s responses to the comments raised in the October 24th Letter.  For your convenience, we have provided each of your numbered comments followed by Republic Property Trust’s responses.  In addition, we have sent to you paper copies of this letter and copies of Amendment No. 1 to the Registration Statement (including exhibits thereto).  All references in this letter to page numbers and captions correspond to the page numbers and captions in Amendment No. 1 to the Registration Statement.  Page references generally are not provided when the changes appear throughout the prospectus.  References throughout this letter to “we,” “us” and “our” are to Republic Property Trust and its consolidated subsidiaries, including Republic Property Limited Partnership (the “Operating Partnership”).

Form S-11

General

1.                                      We note that much of the information on your website appears to have been drawn directly from your registration statement.  It appears to constitute a non-conforming prospectus and may have the effect of conditioning the market.  Please revise the contents of your website to remove all information that may be considered touting in nature including, without limitation, the sections on your competitive strengths and strategy.  Also, please tell us when the information on the site was first published.  Please include a reference to your website in your prospectus.  Refer to Item 101(e)(3) of Regulation S-K.

                                                We have modified our website to remove all information that may be considered touting in nature, including the sections on competitive strengths, strategies and a section on our corporate governance profile.  Each of these sections was removed on October 24, 2005.  The website was first placed into service on October 5, 2005.  With respect to the Staff’s comment to include a reference to our website in the prospectus, as encouraged by Regulation S-K Item 101(e)(3), we respectfully direct the Staff to page 171 of our initial Registration Statement, where such reference was previously provided.  In response to the Staff’s request, we have also added a reference to our website on page 16.

2.                                      Please tell us the exemption from registration upon which you intend to rely for:

•                                          the repayment, using REIT shares, of at least part of a loan associated with RKB Holding, L.P., described on page 9; and

                                                The repayment of the loan by the Operating Partnership using REIT shares (and cash) will be exempt from registration pursuant to Regulation S. The lender, RKB Finance L.P. (“Finco”), is a Cayman Island partnership and is not a U.S. Person within the meaning of Regulation S.

•                                          the award of restricted shares to your officers and employees, described on page 15.

                                                The award of restricted REIT shares to certain executive officers and other employees of Republic will be exempt from registration pursuant to Rule 701 of the Securities Act.  Offers and sales of the REIT shares to such executive officers and other employees will be made in compliance with Rule 701.

Prospectus Summary

3.                                      Please revise to explain the difference between “Class A,” “Class B” and “Class C” property.

                                                As requested, we have provided additional language in the first paragraph of the “Market Opportunity” section of the prospectus on page 80 concerning the differences among each of the above-referenced property classes.

4.                                      Please limit your summary to the most significant aspects of your business and the most significant terms of the offering.  Detailed descriptions of your markets, competitive strengths, and strategies are more appropriate for the body of your prospectus.  If you choose to retain any of this disclosure, please substantially limit the information presented in the summary.  Also, please avoid detailed disclosure that is repeated elsewhere in the prospectus, such as the terms of your options to acquire properties.  Instead, summarize the most significant terms and include the detailed disclosure in the body of your prospectus.

                                                In response to the Staff’s comment, we have reviewed the prospectus summary in its entirety and revised the disclosure in numerous places (particularly in the sections entitled “Overview,” “Market Opportunity,” “Our Competitive Strengths,” “Our Business and Growth Strategies,” and “Option Properties”) to delete disclosure that is contained elsewhere in the prospectus.

Experienced Senior Management Team, page 2

5.                                      To the extent you retain this disclosure, please avoid references to the aggregate or average experience of your management team.  Provide conforming changes throughout the prospectus.

                                                In response to the Staff’s request, we have removed the references, on pages 2 and 79, to the aggregate experience of the Company’s senior management.  We acknowledge the Staff’s comment concerning the references, on pages 2, 76, 79 and 97, to the average experience of our senior management team but respectfully submit that these references provide potential investors with important background concerning management’s relevant experience and describe the amount of experience in a balanced and appropriate manner.

6.                                      Here and on page 80, please remove references to your annualized return.  You may discuss your historical returns in detail in your MD&A.

                                                We included disclosure in our initial filing concerning the annualized return to investors of our predecessor, RKB Washington Property Fund I (the “Fund”), because we believe it to be a useful and objective metric to demonstrate our senior management’s track record.  In this regard, we respectfully note several other precedent offerings, including the recently effective registration statement of Columbia Equity Trust (effective as of June 28, 2005) which includes disclosure in the “Competitive Strengths” section on page 76 thereof concerning the senior management’s track record as “value added investors” by providing average leveraged internal rate of return metrics on three select recently-acquired properties.

Summary Risk Factors, page 5

7.                                      Please add a risk factor addressing the fact, from page 33, that your managers and board have no experience operating a REIT or a public company.

                                                We have added in the summary prospectus the risk factor heading from the risk factor on page 33 regarding our limited operating experience on page 4, as requested.  We note that Michael Green, our newly-hired Chief Financial Officer, has experience in publicly-traded REITs  and other real estate companies through his employment with The Mills Corporation.

Option Properties, page 7

8.                                      To the extent you retain this disclosure, please revise the first full paragraph on page 8, to quantify, as of the most recent practicable date, unpaid debt and unreturned capital associated with each option property.  Also, please discuss the anticipated minimum costs associated with these acquisitions in your section on liquidity.

                                                We have removed this disclosure in response to your request in Comment #4 above.  Similar disclosure concerning our option properties is provided on page 95.  However, we respectfully submit that disclosure of the current unpaid debt and unreturned capital associated with these properties would be misleading as we anticipate the costs associated with the development of these properties will increase materially prior to the issuance of a certificate of occupancy with respect to a particular property, which is the time our option with respect to any such property becomes operative.  In addition, we believe that any potential option exercise is too far way in time to result in any meaningful estimate of anticipated minimum costs associated with an acquisition.

Formation Transactions, page 8

Merger of RKB Holding L.P. into Our Operating Partnership, page 9

9.                                      Please disclose the aggregate amount of cash and REIT shares that the Operating Partnership is obligated to issue in connection with the merger, prior to the reduction for the outstanding loan and tax liability.  We note that the consideration is based on a previous election made by each RKB Holding partner.

                                                In response to the Staff’s request, we have revised our disclosure on page 7 to provide for disclosure of the aggregate amount of cash and REIT shares that the Operating Partnership is obligated to issue to RKB Holding L.P. (“Holdco”) investors in the merger prior to reduction for the Finco loan and the tax liability.

10.                               Please identify the lender (including the nature of its affiliation with RKB Holding) and explain the purpose of the loan.  Also, please disclose the source of the tax liability.

                                                We have added disclosure concerning the name of the lender and purpose of the loan on page 7.  The non-U.S. investors in the Fund opted to structure their investment partially using equity and partially using debt.  Each non-U.S. investor holds an interest in Holdco which holds an interest in the Fund, and Finco which is the lender to Holdco; with each non-U.S. investor having the same percentage interest in each entity.  Finco loaned money to Holdco so that Holdco could make its investment in the Fund.

                                                The tax liability arises in connection with the formation transactions as the merger of Holdco into the Operating Partnership is treated, for federal income tax purposes, as a taxable sale of assets by Holdco to the Operating Partnership.  Holdco is treated as a corporation for U.S. federal income tax purposes, and therefore subject to tax on the resulting gain.

Management and Development Services, page 9

Contribution of Management and Development Services by Republic Properties Corporation, page 9

11.                               It appears that Republic Properties Corporation will receive OP units in exchange for the management and development agreements it will contribute to your Operating Partnership.  We note that the disclosure states you “will” enter into an agreement relating to this contribution, suggesting that you have not yet done so.  Please tell us why the issuance of OP units to Republic Properties Corporation in connection with this contribution agreement should not be integrated with the public offering.

                                                In connection with the offering, Republic Properties Corporation entered into nine contribution agreements, four pursuant to which it will receive OP units and five pursuant to which it will receive no consideration.  The contribution agreements pursuant to which Republic Properties Corporation will receive Operating Partnership (“OP”) units relate to its rights to provide (i) development and management services to The Portals III property, (ii) management services to the ten properties included in the Company’s initial portfolio, (iii) development services to the City Center Project in West Palm Beach, Florida, and (iv) development and management services to the Republic Square I property.  All of these agreements were executed prior to the initial filing of our Registration Statement, and the number of OP units to be paid to the contributors for such rights was set forth in such agreements.  See Exhibits 10.5, 10.9, 10.12 and 10.13.  Republic Properties Corporation subsequently entered into five separate contribution agreements related to the Republic Square II and The Portals I, II, IV and V properties, pursuant to which it has contributed management and development services rights to the Operating Partnership in order to facilitate the offering and related formation transactions.  See Exhibits 10.6, 10.7, 10.8, 10.10 and 10.11.  Republic Properties Corporation did not receive any consideration in return for these five contributions.  In response to the Staff’s request, we have made revisions on pages 7, 8, 9, 75, 76, 124 and 125 to clarify under which agreements Republic Properties Corporation will receive OP units.

12.                               Please disclose in this section the number of OP units that Republic Properties Corporation will receive under the terms of this agreement.  Provide conforming disclosure on page 73.  Republic Properties Corporation also appears to hold interests in The Portals management and development agreements.  Please quantify the consideration it will receive for those interests as well and briefly describe the ownership of Republic Properties Corporation.

                                                In response to the Staff’s comment, we have made the requested revisions on pages 75, 76, 124 and 125.

Outsourcing of Management and Development Services for The Portals Properties, page 10

13.                               Please disclose in this section the number of OP units or other consideration that Mr. Kramer and Mr. Grigg will receive for each of the interests described in this section.

                                                In response to the Staff’s request, we have revised pages 9, 76 and 125 to disclose the number of OP units that Mr. Kramer and Mr. Grigg will receive for each of the contributed assets described in this section.

Excluded Assets, page 11

14.                               Please discuss and quantify Mr. Kramer’s and Mr. Grigg’s interest in Republic Land Development, LLC, referred to on page 32, and identify the office properties it is currently engaged in developing.  Also, please quantify the interest in Market Square held by Mr. Kramer and Mr. Grigg.

                                                In response to Comment #4, we have deleted the section on “Excluded Assets” from the Prospectus Summary.  We have added language detailing and quantifying ownership interests in Republic Land Development LLC and the Market Square project to the sections entitled “Excluded Assets” on pages 102 and 127.

Benefits to Related Parties, page 14

15.                               Please break out separately consideration to be paid for interests in property and management and development agreements.

                                                In response to the Staff’s comment, we have made the requested revisions on page 11.

16.                               Please discuss your efforts, described on page 66, to release Republic Properties Corporation from its guarantee of the loan on Pender Business Park.

                                                We have engaged in ongoing telephone and e-mail correspondence, as recently as October 25, 2005, with GMAC Commercial Mortgage, the servicer under the RKB Pender LLC loan documents, concerning the release of Republic Properties Corporation as guarantor under the Pender Business Park loan.  We will supplement the disclosure as soon as we receive feedback from the lender.

Conflicts of Interest, Page 15

17.                               Please provide a more detailed summary of these conflicts.  Specifically identify the trustees and officers with conflicts and the nature of those conflicts.  Merely stating that their interests may conflict with those of your other investors is not sufficient.

                                                In response to the Staff’s request, we have revised the disclosure on page 13 to more fully detail the conflicts of interest between Messrs. Kramer, Grigg and Keller and Republic Property Trust.

                                                For example, additional disclosure has been added concerning potential conflicts of interest that may arise as a result of Messrs. Kramer, Grigg and Keller’s ongoing economic interests in the three option properties and the possible diversion of the time and attention of our senior management as a result of these individuals’ effort to enhance the value of the option properties.

18.                               Please revise to discuss conflicts created by Mr. Leisch’s affiliation with Delta Associates.  Identify the data you rely on in this prospectus and indicate whether any of it was prepared for you.

                                                We respectfully direct the Staff to our disclosure on page 16 concerning Mr. Leisch’s relationship with Delta Associates.  In response to the Staff’s request, we have revised the disclosure on page 13 to discuss potential conflicts of interest created by Mr. Leisch’s potential membership on our Board of Trustees.  In addition, we have revised the disclosure on page 16 to make clear that all of the market research provided by Delta Associates was derived from publicly available sources and was not prepared specifically for use by Republic Property Trust.

                                                We are supplementally providing, as Exhibit A hereto, highlighted copies of the relevant excerpts from each article and industry report cited in Amendment No. 1 to the Registration Statement.

Proposed Line of Credit, page 16

19.                               Once known, please disclose the details of this loan, including negative financial covenants and default provisions.  Also, please tell us whether you are negotiating this line of credit with any of your underwriters.

                                                In response to Comment #4, we have removed our previous disclosure concerning our proposed line of credit from the Prospectus Summary.  However, we continue to engage in discussions with various financial institutions regarding a potential line of credit but as of the date of this filing we have not obtained a commitment for such line of credit.  If we secure such a commitment or enter into a new credit agreement, we will supplement our disclosure accordingly, including appropriate disclosure to the extent we enter into a line of credit with an affiliate of one of the underwriters.

Our Tax Status, page 16

20.                               Please disclose that up to 25% of your assets may be held through your taxable REIT subsidiary and the portion of your initial assets that will be held by the TRS.  Also, please disclose that all accumulated earnings retained in the TRS will be excluded from the 90% of REIT taxable income that is required to be distributed to shareholders.

                                                In response to the Staff’s request, we have inserted language in the section entitled “Our Tax Status” on page 14.

Risk Factors, page 23

21.                               Where relevant, and only to the extent material, please discuss the following risks:

•                                          risk, including total current liability, associated with any tax protection agreements you have entered into;

In response to the Staff’s request, we have added an additional risk factor on page 23 concerning certain risks associated with the tax protection provisions in our option agreements.

•                                          the dilutive impact of equity issuances (or the equivalent) connected to the anticipated acquisition of the option properties;

                                                In response to the Staff’s request, we have added additional language to the risk factor entitled “Our future growth is dependent on the acquisition of our three option properties and our growth may be harmed if our option agreements are terminated upon a change in control of our company or our independent trustees do not approve an acquisition of one or more of the option properties” on page 23.

•                                          risk related to restrictive covenants in your existing loan agreements;

                                                In response to the Staff’s request, we have added an additional risk factor on page 28 which describes certain risks related to our existing mortgage loan agreements.

•                                          risk related to any failure to obtain the anticipated line of credit or the terms of that line, if obtained;

                                                In response to the Staff’s request, we have added an additional risk factor on page 28 which describes certain risks related to our anticipated line of credit.

•                                          risk associated with cost concerns related to your City Center projected and expressed recently by West Palm Beach officials and residents.  Refer to a September 5, 2005 report published by the Palm Beach Post.

                                                In response to the Staff’s request, we have added an additional risk factor on page 24 which describes certain risks associated with our City Center project.

Our initial portfolio of properties, together with. . ., page 23

22.                               Please discuss with more specificity the volatility associated with the Northern Virginia real estate market, where you have the bulk of your assets.  We note, for example, a May 9, 2005 article published by the Washington Post titled “Market Microcosm; Point West Plaza Illustrates State of Northern Virginia Office Buildings.”  Your discussion should canvass recent recommendations by the Defense Base Closure and Realignment Commission and the U.S. Department of Defense’s policy to move civilian employees to military bases.

                                                In response to the Staff’s request, we have added disclosure detailing the recent volatility of the Northern Virginia real estate market on page 21.  In addition, we respectfully note the Staff’s comment concerning the recent recommendations from the Defense Base Closure and Realignment Commission (the “Department of Defense Commission”).  As of the date of this letter, we hereby supplementally confirm that none of our current tenants are currently anticipated to be subject to the Department of Defense Commission’s recommendations.  We have, however, added disclosure on page 21 highlighting the risk of decreased U.S. government leasing activity resulting from these recommendations.

If one or more of our tenants with early termination. . ., page 24

23.                               Please describe the early termination rights in more detail, including the required notice period and how much of your rental revenue is subject to early termination through 2006.  Also, please identify any tenants holding early termination rights that account for a material part of your annual rental revenue.

                                                We respectfully direct the Staff to our risk factor disclosure on page 22 which details that four of our 19 leases in which tenants occupy more than 25,000 net rentable square feet have early termination provisions that typically allow the tenant to terminate its lease with us during the seventh or eighth year of a 10-year lease.  These tenants lease an aggregate of approximately 173,682 net rentable square feet from us with a total annualized rent of approximately $4.1 million, or approximately 9.6% of our total annualized rent, as of September 30, 2005.  In addition, in response to the Staff’s request, we note that the early termination provisions contained in our leases generally contain advance notice provisions of nine to 12 months. In response to the Staff’s request, we confirm that, as of the date hereof, none of our tenants holding early termination rights expiring on or before December 31, 2006, account for a material part of our annual rental revenue.

We maybe unable to renew existing leases. . ., page 24

24.                               If your leases subject to expiration are currently at above-market rates, please disclose this and quantify the difference.  Also, please discuss risks related to a decline in lease rates as these properties are re-let.

                                                In response to the Staff’s request, we believe there may be certain leases expiring prior to December 31, 2006 that may be “above-market” leases.  However, we respectively submit that we are not currently in a position to quantify the rental rate that the market would place on any of these leases, as such determinations are based on various objective and subjective factors and conditions which, in large part, are out of our control.

If we are not successful in efficiently integrating. . ., page 27

25.                               Please give examples of ways in which acquired properties might not be compatible with your growth strategy.

                                                In response to the Staff’s request, we have supplemented our disclosure on page 25.

Required payments of principal and interest. . ., page 29

26.                               Please discuss the dilutive impact of equity offerings.

                                                In response to the Staff’s comment, we have added disclosure on page 28.

We could become highly leveraged in the future. . ., page 29

27.                               Please disclose your current leverage ratio and clarify what you consider to be “highly leveraged.”

                                                In response to the Staff’s request, we have added disclosure on page 29.

Our Chairman of the Board and our President. . ., page 32

28.                               Please discuss risks related to the fact that your senior officers may spend substantial amounts of their time on business unrelated to your own.  Also, please discuss risks related to the fact that your senior officers may compete with you, insofar as your non-competition agreements have carved out exceptions for current business interests in your market.

                                                In response to the Staff’s comment, we have revised the disclosure on page 31.

We may assume unknown liabilities. . , page 34

29.                               Please explain how you estimated the liability associated with RKB Holding and explain how this estimate may prove to be inaccurate.

                                                The tax liability was estimated after receiving an estimate of the value of the consideration to be received by Holdco. If the price of our common shares at the time of the offering is higher than expected, the consideration received by Holdco will be higher, which will increase the tax owed in connection with the merger of Holdco into the Operating Partnership.  In addition, the tax calculation will be based on the expected tax attributes of Holdco, which will be finalized at the time that its tax return is prepared for the year ended 2005.  As a result, there could be differences between the numbers used and the actual results for 2005.

Failure to qualify as a domestically-controlled REIT. . ., page 37

30.                               We note from your discussion of recent sales that you are relying in part on Regulation S for an exemption from registration.  Please indicate here what percentage of your shares you expect to be held by non-U.S. shareholders following this offering.

                                                Substantially all of the existing investors in Holdco and Finco are non-U.S. Persons (as defined in Regulation S).  We have revised the disclosure on page 36 to provide for disclosure of the percentage of shares the Company expects to be held by the current Fund investors that are non-U.S. persons following the offering in response to the Staff’s request.

Future sales of our common shares. . ., page 40

31.                               Please quantify the number of shares subject to conversion of operating partnership units and the number of restricted shares to be issued to your officers, employees and trustees.  If you intend to register shares underlying your incentive plan, please discuss that here.

                                                We respectfully note that disclosure responsive to the Staff’s comments was previously provided in the “Shares Eligible for Future Sale” section on page 145.  However, in response to the Staff’s request, we have revised our disclosure on page 39-40 to disclose the number of shares subject to conversion of OP units and the number of restricted shares to be issued to officers, employees and trustees.  In addition, we added disclosure on page 40 regarding our intent to register shares underlying our incentive plan on a Form S-8 Registration Statement.

Use of Proceeds, page 43

32.                               We note from page 5 that your future growth is dependent on your acquisition of the Republic Square and Portals III properties.  In light of this statement, please tell us whether you intend to use proceeds from this offering to acquire those properties.  If so, include the disclosure required by Instruction 5 to Item 504 of Regulation S-K.

                                                We do not anticipate using proceeds from our initial public offering to acquire any of our three option properties.  In this regard, we have added disclosure to the “Use of Proceeds” section on page 43 confirming that no acquisitions, including the three option properties, are probable.

Distribution Policy, page 44

33.                               Please disclose in your narrative the sources of and any assumptions underlying estimated cash flows from operations and investing and financing activities.  Please tell us whether your operating cash flow assumptions include any of the management and development contracts you intend to purchase from your affiliates.  Please note, material assumptions that could impact distributions should be reflected in your summary disclosure on page 17.

                                                As requested, we have revised the disclosure on pages 15 and 44.

34.                               Please clarify what percentage of the expected distributions will represent a return of capital, if any.

                                                In response to the Staff’s comment, we have revised page 44 in order to disclose the percentage of our expected distributions that will represent a return on capital, if any.

35.                               Tell us what consideration was given to expanding the preamble to include prominent disclosure clarifying that cash available for distribution is not an alternative to measures calculated under GAAP and that it is not a basis for determining future distributions.

                                                In response to the Staff’s comment, we have added disclosure on page 44 which clarifies that cash available for distribution is not an alternative to cash flow from operating activities (computed in accordance with GAAP).

36.                               Reference is made to the subtotals for estimated cash flows from operations, investing activities and financing activities and your disclosures regarding estimated distributions on page 45.  Please revise as appropriate to indicate these amounts are for the twelve months ending June 30, 2006 or advise us.

                                                In response to the Staff’s comment, we have revised the disclosure on page 44.

37.                               Please tell us why you have presented estimated cash available for distribution applicable to common shares and operating units as shown at the bottom of your distribution table.  The preamble to your distribution table only discusses distributions to be made to the holders of your common shares.

                                                In response to the Staff’s comment, we have revised the preamble to our distribution table on page 44 to discuss both distributions made to holders of our common shares and OP units.

Note (3), page 46

38.                               Tell us your factual basis for including an adjustment for tenant recovery rents in your calculation of cash available for distribution.

                                                In response to the Staff’s comment, we have removed the adjustment related to additional tenant recoveries and it is therefore no longer included in our calculation of cash available for distribution.

39.                               Reference is made to your disclosure in the last paragraph of this footnote.  For executed leases in which the space is unoccupied with certain termination provisions, please clarify if the space is currently available to be occupied or if it is still under development. Further, tell us if these amounts are presented on an annualized basis.

                                                The language referenced in the Staff’s comment has been deleted as we have not executed any leases, subsequent to September 30, 2005, which contain provisions that allow tenants to terminate their leases upon our failure to meet certain occupancy conditions.

40.                               Please clarify if you have provided for decreases in contractual rental income due to lease expirations assuming no renewals for the twelve months ending June 30, 2006.

                                                In response to the Staff’s comment, we have revised the disclosure on page 47.

41.                               Please quantify assumptions related to the non-exercise of early termination clauses by governmental or corporate renters, other than CACI.  Also, please explain why you assume the non-exercise by CACI here but assume the exercise in footnote 8 on page 88.

                                                We respectfully note that we recently received written confirmation from CACI, Inc. in relation to the waiver of their early termination rights under their lease with us. As such, we have removed references to CACI, Inc.’s  early termination right throughout the Registration Statement.  We also wish to confirm that our portfolio of properties (subsequent to the waiver by CACI, Inc.) does not include tenants with early termination rights which may be triggered during the 12 month period subsequent to September 30, 2005.

Note (4), page 46

42.                               Tell us your factual basis for including adjustments for management fees and development fees in your calculation of cash available for distribution.

                                                We have included adjustments for management fees and development fees in our calculation of cash available for distribution based upon our contractual rights to provide these services.  In connection with our provision of management services for The Portals I and II, our adjustments reflect the minimum third-party management and leasing revenues to be recognized based upon the minimum rents required to be paid during the 12 month period subsequent to September 30, 2005. In connection with third-party development services during this period, we have recognized only the minimum estimated development services to be provided in connection with The Portals III, Republic Square I and City Center projects based upon the historical experience associated with the time and amount of costs incurred with each of those construction projects.  Because our contracts to provide management and development services are dependent on a number of factors, including the expected timing of expenditures of the development projects and the amount of tenant revenues at our managed properties, we have made certain assumptions based on our management’s previous experience with these projects.

Management’s Discussion and Analysis, page 45

43.                               Where relevant, please discuss factors that may impact comparability of financial results.  Refer to instruction 2 to Item 301 of Regulation S-K.  For instance, we note that your historical results do not appear to reflect management and development fees, even on a pro forma basis.  Please explain why.

                                                In response to the Staff’s request, we have added disclosure on page 60.

44.                               Please discuss your management and development fees and all the activities of your taxable REIT subsidiary.  Explain how you will account for these fees in light of the fact that at least a portion of them will be received from properties owned by you or related parties.  To the extent that you can, please quantify anticipated management fees and the costs upon which your development fees will be based.  For instance, we note that costs associated with City Center (of which you receive 2%) are projected to be $39.3 million.  Refer to a September 5, 2005 report published by the Palm Beach Post.

                                                In response to the Staff’s comment, we have included additional discussion regarding management and development activities on page 60.  Our predecessor (the Fund) was previously externally managed and did not have any development activities.  The contribution and outsourcing of management and development service arrangements to us as a result of the formation transactions will be based on the terms contained within these agreements.  Accordingly, we have disclosed the basis of these new arrangements and activities that we will undertake.  We are unable, however, to quantify future management fees because we are not in a position to project the revenues that may be generated from providing these services in the future.

Results of Operations for our Predecessor, page 59

Comparison of six months ended June 30, 2005 to six months ended June 30, 2004

45.                               Please explain why interest expense rose significantly faster than rental income, leading to a net loss for the period.  We note that you did not experience a similar divergence from 2003 to 2004.

                                                In response to the Staff’s request, interest expense increased more than rental income during the nine months ended September 30, 2005 as compared to the nine months ended September 30, 2004 due primarily to our leveraged acquisition of our Presidents Park I and II properties in December 2004, which had an occupancy rate of only approximately 20.3% at the time of acquisition.  See “Prospectus Summary — Our Competitive Strengths — Institutional Grade Office Portfolio.”

Liquidity and Capital Resources, page 61

46.                               We note that you expect to have available cash of $18.7 million following the offering and planned debt repayments.  Please revise to clarify whether this figure is net of anticipated cash payments to property contributors and improvement funds being held in escrow by lenders.

                                                In response to the Staff’s request, we have clarified our disclosure on page 62.

47.                               Please explain the basis of your belief that you will have sufficient cash to meet your liquidity needs over the next 12 months.  In analyzing this issue, you should quantify anticipated distributions, maintenance and revenue-enhancing capital expenditures, leasing costs and interest expense and discuss changes in your cash position in light of the contractual commitments described on pages 66 and 67 and the anticipated expenses associated with capital expenditures, tenant improvements and leasing commissions.

                                                In response to the Staff’s comment, we have added disclosure on page 64 to reflect management’s belief that we will have sufficient cash to meet our liquidity needs for the next twelve months which is based upon our current level of working capital, cash provided from operations and expected operating expenses and other expenditures based on historical amounts.  While management believes this statement is accurate based on the factors described above, it has not yet performed an analysis of the items noted by the Staff.

Short-Term Liquidity Requirements, page 62

48.                               Please confirm that the “maintenance capital expenditures” referred to here are the same as the “recurring capital expenditures” disclosed on page 89.  If so, please explain why you did not incur substantial maintenance costs in 2004 and the first six months of 2005, and why you expect to incur them in the last half of this year.  Please explain why recurring maintenance costs would fluctuate so dramatically from period to period.

                                                We confirm that “maintenance capital expenditures” includes both “recurring maintenance capital expenditures” and “nonrecurring maintenance capital expenditures.”  In response to the Staff’s question concerning why we did not incur substantial maintenance costs in 2004 and the first six months of 2005 but do anticipate experiencing increased recurring maintenance costs in the second half of this year, we respectfully submit that some expenses that are classified as “recurring” nonetheless occur infrequently.  For example, in 2003 and 2004, we incurred a substantial amount of nonrecurring maintenance capital expenditures in the process of replacing the roof and HVAC units at our Lakeside property.  In addition, we are currently in the process of making certain curtain wall repairs to our newly acquired Republic Building property.  Capital expenditures, such as those described are classified as “recurring” but do not occur frequently and as such may cause fluctuations in maintenance capital expenditures from period to period.

Additional Contractual Obligations, page 67

49.                               Please discuss anticipated costs associated with leasing commissions.

                                                In response to the Staff’s request, we have added disclosure to page 68.

Quantitative and Qualitative Disclosures About Market Risk, page 70

50.                               Please disclose how much more (or less) a 100 basis point change in interest rates would cost you in the course of a year.  Refer to Item 305(a)(1)(A)(i) of Regulation S-K.

                                                In response to the Staff’s request, we have added disclosure to page 72.

Formation Transactions, page 71

51.                               Please discuss, and file as an exhibit to your registration statement, any tax protection agreements that you may have entered into with your property holders.

                                                In response to the Staff’s request, we have not entered into any tax protection agreements with respect to any of the initial properties that we will hold upon completion of the formation transactions and our initial public offering. We have provided tax protection in connection with our option agreements.  The tax protection provisions are included as exhibits to each agreement.

Management and Development Services, page 73

52.                               If material, please disclose the amount of management fees payable under the agreements that will be contributed by Republic Properties Corporation.

                                                With respect to the contribution by Republic Properties Corporation of its right to provide management services to the Republic Square I and II and The Portals III, IV and V properties, the amount of future management fees that will be payable to us is equal to a percentage of the future gross revenue of the respective properties. Because these properties are not yet constructed (or, in the case of The Portals III, under construction), it is not possible to accurately estimate their future gross revenue.  Additionally, with respect to the management services to be outsourced by Republic Properties Corporation in connection with The Portals I and II properties, we currently anticipate that the fees to be received by us pursuant to these agreements will not be material.

Formation Transaction Consideration, page 75

53.                               If true, please disclose that the values of the properties and other interests to be transferred to you, as well as the number of shares and operating partnership units and the amount cash to be exchanged for each, were fixed prior to the filing of this registration statement.  Also, please, disclose those values for each property in tabular form and explain the difference between the aggregate valuation and the consideration paid, if any.

                                                In response to the Staff’s request, we have revised the disclosure on page 77 to clarify that the aggregate value of the nine properties being contributed by the Fund, the value of the Republic Building being contributed by RPT 1425 and the value of the management and development rights being contributed to the Company, as well as the aggregate number of REIT Shares and Units (assuming no cash elections) for the Fund properties, the aggregate amount of consideration for the Republic Building and the number of OP units being issued for the management and development rights, were all fixed prior to the initial filing of the Registration Statement.  We note that separate valuations were not performed for each of the nine properties contributed by the Fund as we disclosed on page 75 of our initial filing.  We valued the portfolio of Fund properties in the aggregate and determined the amount of consideration to issue based on that valuation.   Therefore, we are unable to provide the Staff’s requested tabular disclosure of individual property valuations.

Business and Properties, page 76

54.                               Please discuss your role, if any, in the following reported projects:

•                                          the New Kent County development project featured in an October 3, 2004 report published by the Richmond Times-Dispatch;

                                                The Farms of New Kent project is a planned unit development which will consist of approximately 2,500 residential units, a championship golf course, winery and vineyard operations, and more than 800,000 square feet of commercial space to be developed over a 10-20 year period.  It is located in New Kent County, Virginia, between Richmond and Williamsburg.  New Kent Partners LLC, an affiliate of Republic Land Development LLC will develop approximately 1,900 of the residential lots, 1,450 of these lots shall be developed as an active-adult retirement village and all of which are proposed to be sold to a National homebuilder as finished lots.  New Kent Partners LLC may also participate on a joint venture basis in some or all of the commercial development.  We have no involvement in this project.

•                                          the LifeSci Village project featured in an August 15, 2005 report published by the Washington Post;

                                                An affiliate of Republic Properties Corporation is currently in negotiations with Montgomery County, Maryland to develop the site mentioned in the above-referenced report.  This site is also referred to as the East County Center for Sciences and Technology.  It is currently anticipated that the project will include a number of technology-related office buildings and other mixed-use elements. In the event that Montgomery County elects to proceed with the project and engage the affiliate of Republic Properties Corporation as the developer, then the affiliate of Republic Properties Corporation may offer us the right to proceed with the project under terms and conditions to be mutually determined by our independent trustees and the affiliate of Republic Properties Corporation.  In this regard, however, we note that our senior management has had no discussions concerning the potential contribution of this project to us, and we do not anticipate that any such discussions are probable in the future.

•                                          the Washington, D.C. “spec projects” discussed in a May 9, 2005 report published by the Washington Post ( if different from the Portals project);

We hereby confirm that the referenced article refers to two of our option properties, Republic Square I and The Portals III.

•                                          the Southside Generating Station project discussed in an April 11, 2005 report published by the Florida Times-Union, and the Riverwalk project discussed in a February 28, 2005 report published by the Palm Beach Post.

We hereby supplementally confirm that the two projects referenced above were each projects under consideration by Republic Properties Corporation. Republic Properties Corporation has decided not to purse either opportunity.  Republic Property Trust will likewise have no involvement in either of these projects.

To the extent any of these opportunities have not yet been awarded, please discuss your rights to pursue these opportunities in view of your non-competition covenants and carve-outs.

Please refer to our discussion above regarding the LifeSci Village project in bullet No. 2 above.

Overview, page 76

55.                               Here and in your prospectus summary, please avoid the use of unquantifiable or unverifiable marketing language.  In the event that you choose to retain this kind of disclosure, please provide us with objective support for the following assertions:

•                                          that you have a proven track record and substantial expertise in the creation of real estate value (please define value);

                                                In response to the Staff’s request, we have deleted this statement in its entirety in both the “Prospectus Summary” and “Business and Properties” sections.

•                                          that you have “successfully” executed highly focused acquisition and development strategies;

                                                In response to the Staff’s request, we have deleted this statement in its entirety in both the “Prospectus Summary” and “Business and Properties” sections.

•                                          that your founders have managed and developed some of the “most significant” landmark properties in the Washington, D.C. area;

                                                In response to the Staff’s request, we have deleted this statement in its entirety in both the “Prospectus Summary” and “Business and Properties” sections.

•                                          that your senior managers have significant experience in all aspects of the commercial property industry, including REIT management;

In response to the Staff’s request, we have modified this statement to delete the phrase “in all aspects” in both the “Prospectus Summary” and “Business and Properties” sections.

•                                          that you are a “premier” developer in the Washington, D.C. area;

In response to the Staff’s request, we have revised the disclosure on page 79.  We believe that our founders and senior management are leading developers of real estate in Greater Washington, D.C.  We believe this is evident in our founders’ previous successful development projects in Washington, D.C., which include The Portals, Market Square, Washington Harbour, United States Postal Service General Mail Facility and Georgetown Park.

•                                          that your senior managers have “extensive” and “long-standing” business and personal relationships with owners, developers, tenants and private and institutional sources of capital;

In response to the Staff’s comment, we respectfully submit that our senior managers do in fact have extensive and long-standing business and personal relationships with owners, developers, tenants and private institutional sources of capital.  As noted in the prospectus, our senior managers have an average of 22 years of experience in the Greater Washington, D.C. real estate industry.  During this time, members of our senior management have developed over 5 million square feet of institutional-grade office, office-oriented and mixed-use retail properties.  More recently, members of our senior management have acquired and been involved in all facets of the leasing of 21 institutional-grade office buildings, on behalf of our predecessor, RKB Washington Property Fund I.  Finally, Mr. Keller, our chief executive officer has an established track record of leadership in investment, finance, development, leasing and management of commercial real estate, evidenced by his successful closing of more than $2.5 billion of real estate finance and investment transactions since 1972.

•                                          that you have “substantial” expertise in structuring and negotiating successful public/private partnerships;

We respectfully submit that we do have substantial experience in structuring and                negotiating successful public/private partnerships.  As an example of this experience, we direct the Staff to the disclosure on pages 95 and 96 which describes the structuring and negotiation of The Portals and Republic Square projects, both public/private partnerships involving with local government and representing more than an estimated 1.1 million square feet of industrial office space.

•                                          that your tenants are financially strong;

We respectfully submit that our properties are characterized by financially strong tenants.  In this regard, we direct the Staff to our “Nationally Recognized Tenants” bullet in the “Our Competitive Strengths” section on page 83, where we provide examples of our tenants, including government agency tenants such as the U.S. Departments of Justice, Treasury and Interior, the Federal Technology Services and the General Services Administration and Fortune 500 companies such as Cisco Systems Inc., Ford Motor Company and The Boeing Company.

•                                          that your founders have “considerable” experience developing complex projects requiring extensive government approvals;

We respectfully submit that our founders do have considerable experience developing complex projects requiring extensive government approvals.  In this regard, we direct the Staff’s attention to our disclosure on page 84 which details our track record of developing major projects in Washington, D.C., which includes The Portals, Market Square, Washington Harbour, United States Postal Service General Mail Facility and Georgetown Park.

•                                          that you have a reputation as a trusted and reliable buyer of office properties.

In response to the Staff’s request, we have deleted this statement in its entirety in both the “Prospectus Summary” and “Business and Properties” sections.

Market Opportunity, page 77

56.                               Please provide us with copies of reports relied on or other support for the statistical claims made in this section.

                                                As requested, copies of each of the reports and other materials relied upon in providing the disclosure in the “Market Opportunity” section are attached as Exhibit A hereto.

Experienced Senior Management Team, page 79

57.                               Here and on page 81, in the discussion of your work as a developer, please refrain from referring to projects that you have not been involved in or make it clear in your disclosure that these projects are not a part of your portfolio and clarify the role each of your founders or senior managers played in them.

                                                In response to the Staff’s request, we have clarified our disclosure on pages 84 and 85 to make clear that the Market Square, Washington Harbour, United States Postal Service General Mail Facility and Georgetown Park projects will not be included as part of our initial portfolio.  In addition, we have specifically clarified on pages 84 and 85, the role that our founders and senior managers have played in these projects.

Proven Track Record of Developing Major Office Properties, page 81

58.                               Please omit or provide objective support for the statement on page 82 that projects in which your managers have been involved represent your ability to create “superior real estate values from investing in highly complex transactions.”

                                                In response to the Staff’s request, we have deleted all such references.

Lease Expiration, page 88

59.                               Please explain why you assume in footnote 8 here (and footnote 7 on page 87) that CACI will exercise its early termination right while you do not assume the exercise of early termination rights by any of your other tenants, including your government tenants.  If CACI has indicated that it intends to exercise its right, please disclose this and revise your prospectus throughout.

                                                We have removed the previous footnote disclosure on pages 87 and 88 as we have recently received written confirmation from CACI, Inc. that they have waived their early termination rights under their lease with us.

Individual Property Data, page 91

60.                               Please provide the disclosure required by Items 15(g) and (h) of Form S-11 or tell us why it is not required.

                                                In response to the Staff’s comment, and as further detailed in response to Comment #61 below, we respectfully confirm our belief that the disclosure required by Item 15(h) is not applicable to us as our portfolio of properties does not include properties for which we are undertaking a program of improvement.  In addition, we have added the disclosure required by Item 15(g) on page 95.

61.                               Please provide the property level disclosure under Item 14(d) of Form S-11, as required by Instruction 2, or tell us why it is not required.

                                                In response to the Staff’s comment, we respectfully submit that we do not have any program or present intention to renovate, improve or develop any of the properties in our initial portfolio.  In addition, we confirm that none of the properties in our initial portfolio are unimproved or undeveloped properties.

Legal Proceedings, Page 100

62.                               Please discuss the lawsuit involving Mission West Properties or tell us why disclosure is not required.  Refer to the report published March 9, 2005 by the Daily Record.

                                                Republic Properties Corporation and Mr. Grigg, together with David L. Peter and Mentmore Partners LLC, were plaintiffs in a lawsuit against Mission West Properties L.P. and Mission West Properties, Inc. concerning failure by the defendants as managing general partner to distribute certain funds that were alleged due to the plaintiff from a joint venture entity known as Hellyer Avenue Limited Partnership. This entity was formed among the parties to the litigation, is controlled by Mission West, and concerns a leased and operating office and industrial property developed in San Jose, California.  Suit was brought in the Circuit Court of Maryland for Baltimore City, Case No. 24-C-00-005675.  Judgment in favor of the plaintiffs was awarded in April 2004.  On appeal to the Court of Special Appeals of Maryland, the judgment was reversed in March 2005. This matter is presently being litigated before the Court of Appeals of Maryland.

                                                The defendants in this case filed a case of their own in the State of California alleging that the plaintiffs’ interests had been diluted to zero, and seeking return of certain fees and cash distributions paid to Republic Properties Corporation and the other partners, which case is stayed pending final resolution of the Maryland case (the stay has been unsuccessfully appealed several times, including to the California Supreme Court, confirming the Maryland Court’s jurisdiction).  See: Mission West Properties, L.P. et al. v. Republic Properties Corporation, et al., in the Court of appeals for California (6th App. Dist.), Case No. H023210, appealed from Santa Clara Superior Court, Case No. CV796249.

                                                We respectfully submit that the above-referenced legal proceedings do not require disclosure in the prospectus under Item 103 of Regulation S-K or otherwise as we are not a party to the proceedings nor will the resolution of the proceedings have any impact on our business, operating results, financial conditions or properties.

Management, page 102

Executive Compensation, page 107

63.                               Please include 2004 compensation information to the extent your officers received compensation from your predecessor for similar employment activities (i.e., property management).

                                                We respectfully note that none of our named executive officers were employed by, or received any compensation from, our predecessor, RKB Washington Property Fund I, L.P., during 2004.  Therefore, we have provided only the compensation expected to be earned by such named executive officers in 2005, on an annualized basis.

Employment and Non-competition Agreements, page 108

64.                               Please describe the terms of the non-competition agreements with Mr. Kramer and Republic Properties Corporation in more detail.  We note disclosure elsewhere in the document indicating that Mr. Kramer and Republic Properties Corporation will continue to hold interests in other real estate projects.  Also, please define “change of control.”

                                                In response to the Staff’s comment, we have made the requested revisions on pages 117 and 118.

Certain Relationship and Related Transactions, page 115

65.                               Please revise your description of transactions involving Messrs. Kramer, Grigg and Keller to disclose cost and depreciation information, as required by Instruction 5 to Item 404(a) of Regulation S-K and Item 23 of Form S-11.

                                                In response to the Staff’s comment, we have made the requested revisions on pages 123, 124 and 125.

66.                               Please quantify the consideration flowing to related parties for each management and development agreement being contributed or outsourced to you.

                                                In response to the Staff’s comment, we have made the requested revision on pages 124 and 125.

Investment Policies and Policies with Respect to Certain Activities, page 127

67.                               Please provide the disclosure required by Items 12(d), (e), (f) and (h) of Form S-11.

                                                In response to the Staff’s comment with respect to Items 12(d), 12(e) and 12(h) of Form S-11, we have revised the disclosure on pages 137-141. With respect to the Staff’s comment in connection with Item 12(f), we respectively refer the Staff to the disclosure previously provided on page 127 of our initial filing, under the heading “Purchase and Sale of Investments” with respect to the Company’s policy with respect to the purchase and sale of assets.

Shares Eligible for Future Sale, page 141

68.                               Please revise to include shares underlying operating partnership units.  Also, please quantify the shares you intend to register under your 2005 incentive plan.

                                                In response to the Staff’s comment, we have provided the mechanism for disclosure of the amount of shares underlying OP units and how many shares we intend to register under our 2005 Incentive Plan.

Underwriting, page 166

Directed Share Program, page 168

69.                               We note that the underwriters have reserved shares for sale directly to your trustees, employees and other persons.  Please tell us the procedures investors must follow in order to purchase the offered securities, including how and when the underwriters or the company will receive communications or funds.  In this regard, please describe the process for confirmation and settlement of sales to directed share purchasers, including:

•                                          whether directed share purchasers will be required to establish accounts before the effective time, and if so, what if any funds will be put in newly established brokerage accounts before the effective date;

•                                          what if any, relationship will any funds deposited into new accounts have to the expected price for the shares being allocated to the directed share purchaser; and

•                                          how the procedures for the directed share program, will differ from the procedures for the general offering to the public.

•                                          Also, please provide us with a copy of all materials that you or the underwriters will send to prospective investors in connection with the directed share program.

Upon further discussions, we have decided not to request the underwriters to reserve shares for sales directly to our trustees, employees and other persons.  As such, disclosure concerning the proposed directed share plan has been removed from page 168.

Electronic Distribution, page 169

70.                               We note that a prospectus will be available through the Internet.  Please identify any members of the underwriting syndicate that will make copies of the preliminary prospectus available online or will engage in the electronic offer, sale or distribution of the shares.  Please provide a detailed analysis of how the underwriters’ procedures will comply with Section 5 of the Securities Act.  Alternatively, please confirm that their procedures have been reviewed and cleared by the Division’s Office of Chief Counsel and that the procedures have not changed since such clearance.  If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales, or distributions after you respond to this comment, please promptly supplement your response to identify those members.

We have been advised by Lehman Brothers Inc. that it does not currently intend to engage in the electronic offer and/or sale of shares.  However, in the event that a decision to the contrary is made, any such activities will be conducted in accordance with the procedures previously reviewed by the Staff and Lehman Brothers confirms that it continues to employ the same procedures as those previously reviewed by the Staff.

We have been advised by Bear, Stearns & Co. Inc. that it will not engage in any electronic offers or sales of the shares. However, as a courtesy to certain of its institutional customers who have received or will receive a paper copy of the preliminary prospectus, Bear, Stearns & Co. Inc. may distribute to such customers an electronic copy of the preliminary prospectus in PDF format. Bear, Stearns & Co. Inc. will not rely on such electronic distribution to satisfy any of its prospectus delivery obligations under U.S. securities laws.

In the event that additional members are added to the underwriting syndicate, one or more of the potential additional members of the underwriting syndicate, whose identities are not known at this time, may engage in the electronic offer and/or sale of shares.

Consistent with this approach, the following language is included in the underwriting section of the prospectus:

“A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.”

Lehman Brothers Inc. has a master contract in place with Yahoo! NetRoadshow (www.netroadshow.com) regarding the hosting of “Internet road shows” in connection with securities offerings, but the purpose of this contract is not specifically to host or access the preliminary prospectus.  The primary purpose of the Internet road show is to provide access to the road show to institutional investors who cannot, or elect not to, attend road show meetings in person.  As part of the electronic road show process, an electronic version of the preliminary prospectus, identical to the copy filed with the SEC and distributed to live attendees, is required to and will be made available on the web site.  The preliminary prospectus will be accessible via the Internet, for informational purposes only, in accordance with the road show vendor’s customary procedures.  In its agreement with Lehman Brothers, Yahoo! NetRoadshow has agreed to conduct Internet road shows in accordance with the Net Roadshow Inc. no-action letter dated September 8, 1997, and subsequent no-action letters received from the SEC in connection with virtual road shows.  Copies of the agreement with Yahoo! NetRoadshow have been provided to the Staff.

Financial Statements

Republic Property Trust Financial Statements

2.  Formation of the Trust and Offering Transaction, page F-4

71.                               Tell us your basis in GAAP for accounting for the formation transaction as a reorganization of entities under common control.  Please demonstrate how the participating parties are under common control and clarify the ownership structure before and after the exchange.  As appropriate, consideration should be given to expanding your disclosures accordingly.

The current ownership interests in the Fund are described in Note 1 to the interim and year-end financial statements of the Fund.  RKB Washington Property Fund I (General Partner) LLC, is the general partner and controls the Fund, and Holdco is a limited partner in the Fund with an approximate 89% ownership interest.  Republic Property Trust (RPT) is a newly formed entity that was formed to continue the operations of the Fund and conduct an initial public offering.  Prior to the formation transactions, RPT and the Operating Partnership (OP) have no operations. The Fund will contribute all of its assets and liabilities to the OP in exchange for OP units. This formation transaction is a reorganization of an entity (the Fund) into a new entity (the OP) just prior to an initial public offering. We believe this formation transaction is similar to the typical UPREIT transaction described in EITF 94-2, Treatment of Minority Interests in Certain Real Estate Investments where the contributors of the properties retain a minority interest but do not necessarily control the OP or the REIT subsequent to a public offering.  EITF 94-2 states that in an UPREIT structure where properties are contributed to the OP in exchange for OP units, the “exchange is typically accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests.  Accordingly, the contributed assets and liabilities are accounted for by the operating partnership at the sponsor’s historical cost.” We have included additional disclosure to the introduction to the pro forma financial statements on F-6 to reiterate this accounting.

72.                               Clarify how the merger of RKB Holding LP with the operating partnership will be accounted for and why.

Holdco and Finco were established as entities to allow non-U.S. investors to invest in the Fund partially using equity and partially using debt.  Finco loaned money to Holdco so that Holdco could make investments in the Fund.  Holdco has no operations other than its ownership interest in the Fund. Holdco will merge into the OP in exchange for its interest in the Fund and the owners of Holdco will receive from the OP either cash or REIT shares based on previous elections by individual investors in Holdco. The total consideration received by Holdco will be reduced by the amount of the tax liability arising from the exchange and the loan made by Holdco to an affiliated company. These liabilities will be assumed by the OP pursuant to the merger, and the OP is required to repay the loan in full pursuant to the terms of the merger agreement. We have reflected the payment of these obligations as a use of proceeds in the pro forma financial statements. Because the non-U.S. investors held their interests in the Fund indirectly through Holdco and Finco, the merger of Holdco into the OP was required to address the tax payments resulting from the transaction as a first step prior to the contribution by the Fund itself of the interests in the Fund properties to the OP.  The total consideration paid to the partners of the Fund was therefore accomplished by the merger of Holdco into the OP and the contribution of the interests of the Fund properties to the OP.  Accordingly, we believe this transaction should be accounted for together with the contribution of the other interests to the OP as discussed in our response to comment number 71 above.

Pro Forma Financial Statements

2.  Adjustments to Pro Forma Condensed Consolidated Statements of Operations, Page F-15

73.                               Tell us what consideration you have given to disclosing a detail of the adjustments recorded for the Corporate Oaks and Campus at Dulles Technology Center similar to that disclosed for the Presidents Park property.

We had considered disclosing a detail of the adjustments recorded for Corporate Oaks and Campus at Dulles Technology Center similar to that disclosed for the Presidents Park property but determined that such disclosure was not material to the overall pro forma financial statements.  We noted in our consideration that the increase to historical revenue resulting from purchase accounting adjustments for the straight-line rent amounts and amortization of acquired net lease intangibles for both Corporate Oaks and Campus at Dulles Technology Center was less than 1.0% of the total pro forma revenue for the year ended December 31, 2004.   Additionally, we noted that the adjustments related to depreciation and amortization of the buildings and improvements, tenant improvements and acquired in-place lease values, and the adjustment related to the increase in interest expense from financing used to purchase the properties represent approximately 3.0% and 3.9% of total pro forma depreciation and amortization expense and interest expense, respectively.  Such amounts are not material and currently comprise the entire balances disclosed in adjustment (BB) of Note 2 to the pro forma financial statements.  We do not believe that additional disclosure is required.

Financial Statements RKB Washington Property Fund I L.P.

3.  Assignment of Interest, page F-30

74.                               Explain to us your basis in GAAP for recording the real estate and property debt balances related to your acquisition, of the Corporate Pointe IV properly at historical cost basis.

As indicated in note 3 to the financial statements, the assignment of the interests of the Corporate Pointe IV property was based on an agreed-upon value between the contributing partners and the other partners at the formation of the Partnership.  Accordingly, the parties to the transaction agreed that the fair value of the contributed property was equal to the historical cost at the date of contribution.  The contributing partners had acquired the property from a third-party in August 2002, a short period of time before the contribution date of September 1, 2002. The other partners contributed cash which remained in the Partnership and was used to acquire other properties from third-parties.  The notes to the financial statements will be revised to clarify that the assets were contributed at an agreed-upon fair value.

Part II - Information Not Required in Prospectus

Item 33.  Recent Sales of Unregistered Securities

75.                               Please state the specific rule under Regulation D that you are relying upon.  Also, please briefly state the facts relied upon to make the exemption available.  Refer to Item 701(d) of Regulation S-K.

                                                In response to the Staff’s request, we have added disclosure to Item 33 of Part II on pages II-1 and II-2.

Exhibits

76.                               Please file your legal and tax opinions with the next amendment or provide draft copies for us to review.  We must review the opinions before we declare the registration statement effective.

In response to the Staff’s request, we have provided draft copies of our legal and tax opinions as Exhibit B hereto.

****

If you have any questions or would like further information concerning the Company’s responses to your comment letter, please do not hesitate to contact me at 202-637-6554.

Very truly yours,

/s/ Stuart A. Barr, Esq.
Stuart A. Barr, Esq.

cc:           Mark R. Keller

            J. Warren Gorrell, Jr., Esq.